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                            DAVE & BUSTER'S, INC.
               (Name of Registrant as Specified in Its Charter)
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                     DOLPHIN LIMITED PARTNERSHIP I, L.P.
   (Name of Person(s) Filing Proxy Statement if Other Than the Registrant)
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                     Preliminary Copy Subject to Completion
                               Dated May 13, 2003

                             2003 ANNUAL MEETING OF
                      SHAREHOLDERS OF DAVE & BUSTER'S, INC.

                                 PROXY STATEMENT
                                       OF
                       DOLPHIN LIMITED PARTNERSHIP I, L.P.

      This proxy statement and the enclosed BLUE proxy card are being furnished to you, the holders of shares of common stock, par value $.01 per share, of Dave & Buster's, Inc., a Missouri corporation, in connection with the solicitation by Dolphin Limited Partnership I, L.P. for use at the June 10, 2003 annual meeting of shareholders of the Company, and at any adjournments or postponements of the meeting. Dolphin is the Company's largest shareholder, owning approximately 9.5% of the Company's stock. With an investment of approximately $12 million in the Company, our interests are squarely aligned with those of our fellow shareholders. Our only goal is to maximize value for all shareholders, in which we expect to share proportionately.


      Dolphin is soliciting proxies to elect its slate of three independent nominees to the Company's board of directors. These directors will be elected by you, the shareholders. Our objective is to install directors that are independent of management and untainted by what we believe was the improper and conflicted conduct of the board of directors in the ultimately failed process of considering and acting upon proposals for the sale of the Company. We place substantial focus on this process, which we refer to as the "sale process," and we think other shareholders should as well. Please see the discussion on pages 5 to 10.


      Our nominees will also be committed to addressing what we believe have been the Company's disappointing operating results and share price performance over the past few years. We explain in detail in this proxy statement the basis for our beliefs and why we think you should support our nominees. See "Dolphin's Reasons For Seeking Board Representation" below.


      The Company recently expanded the size of its board from eight to nine directors despite the admonishment of Dolphin, its largest shareholder. The Company has also recently added three directors to the board, two to replace retiring board members and one to fill a recently created director position.
 The director appointed to expand the board is Mr. David B. Pittaway, who has a prior business relationship with another member of the board, Mr. Allen
J. Bernstein. Even with the addition of the board's three directors, six of the remaining directors, who presided over the improper sale process and disappointing operating results, still constitute a supermajority of the now expanded nine member board. If elected, our independent nominees will constitute three of the nine directors on the board, and the shareholders, if they continue to be dissatisfied with the Company's performance and its board, will be in a position at next year's annual meeting to replace an additional three directors and thereby effect a change in board control.

      Although our nominees would constitute only a minority of the Company's board of directors, they will be strong advocates for advancing shareholder interests, implementing operating improvements, promoting board independence and management accountability and maximizing shareholder value.
Specifically, subject to the exercise of their fiduciary duties, our nominees will promote a platform in the boardroom that includes--

     o focusing closely on financial performance, with a thorough review of the Company's operations and business model;

     o aligning management compensation with operating results and shareholder return;

     o designating board leadership unconnected with the prior flawed, conflicted and failed sale process;

     o    eliminating the Company's poison pill rights plan;

     o destaggering the board to provide for the annual election of all directors, thereby enhancing the board's accountability to the shareholders;

     o    conducting a thorough review of the Company's prior sale process;


     o reconstituting the board's special committee that, in our view, should have actively supervised the sale process, but which in our view allowed management directors, who we believe had a conflicted agenda, to take the lead in evaluating potential transactions; see the discussion on page 6; and


     o exploring avenues for maximizing shareholder value, which may include a sale of the Company.

Although our nominees will advocate this platform, we cannot assure you that, as a minority on the board, they will be successful or that as a result of their election, shareholder value will be maximized.

      The terms of three of the Company's directors expire at the 2003 annual meeting. At the 2003 annual meeting, Dolphin is nominating three directors, Edward A. Weinstein, Donald T. Netter and Edward E. Hartline, for election to this class for terms expiring in 2006.


      As we set out in this proxy statement, our nominees collectively have extensive backgrounds in public company financial oversight and accounting, the promotion of investor value and corporate law and governance. See page
17. Mr. Weinstein has over 40 years of experience as an independent auditor of public companies and was formerly a senior partner of the accounting firm of Deloitte & Touche. Mr. Netter's 20 year career has involved the management of investment funds whose objective is to bring value to investors. He has also been a director and senior officer of several public companies. Mr. Hartline is a founder and the managing partner of Brown McCarroll, L.L.P., a Texas based law firm. He is an attorney specializing in corporate law for over 25 years. We believe our nominees will bring to the board the judgment, experience, energy, independence and objectivity that shareholders can trust and that will be applied exclusively and disinterestedly in the interests of all shareholders.

      See "Information About Dolphin" and "Certain Other Information Regarding Dolphin's Nominees" for information about Dolphin and its nominees.

      Dolphin recommends that you vote to elect each of our three nominees. Vote the enclosed BLUE proxy card.


      The Company has announced that the 2003 annual meeting will be held at 9:00 a.m. local time on June 10, 2003 at 10727 Composite Drive, Dallas, Texas and that the record date for determining shareholders entitled to notice of and to vote at the 2003 annual meeting is April 18, 2003.

      YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES OF COMMON STOCK YOU OWN. DOLPHIN URGES YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD PROMPTLY IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH
BELOW. PLEASE DO NOT SIGN ANY PROXY CARD YOU MAY RECEIVE FROM THE COMPANY EVEN THOUGH IT ALLOWS YOU TO VOTE IN FAVOR OF CERTAIN PROPOSALS THAT DOLPHIN SUPPORTS. YOU CAN VOTE FOR THOSE PROPOSALS ON THE BLUE DOLPHIN CARD.

      You are urged to mark, sign and date the enclosed BLUE proxy card and return it in the enclosed envelope whether or not you plan to attend the 2003 annual meeting. If you need assistance voting your shares of common stock, please call Dolphin's information agent, Innisfree M&A Incorporated, toll-free at 1-888-750-5834 or, if you are a bank or broker, please call collect at 1-212-750-5833.


      If you have already sent in the Company's white proxy card and wish to change your vote, you have every legal right to do so. Please sign, date and mail the enclosed BLUE proxy card. Only your last dated and signed proxy card will count.


      This proxy statement and the accompanying BLUE proxy card are first being furnished to the Company's shareholders on or about May 15, 2003.

              DOLPHIN'S REASONS FOR SEEKING BOARD REPRESENTATION

      Dolphin seeks to maximize value for all of the Company's shareholders in which we, as the Company's largest shareholder, expect to share proportionately. We do not trust the current board to act disinterestedly to promote shareholder value because of what we believe is misconduct with which a supermajority of the current board was associated. In this section we explain to you the basis for our belief that a supermajority of the current board is tainted by an improper and flawed process to sell the Company that began in 1999, and ended in failure in the fall of 2002. We also explain our disappointment with the Company's recent operating results, and top management compensation that, in our view, is excessive and not aligned with the operating and share price performance, for which we believe the board must be held accountable.

Composition of the Board
------------------------

      Until April 17, 2003, the Company's board of directors had eight members. Three of these members--David O. Corriveau and James W. Corley, then the Company's two Co-Chairmen and Co-CEOs, and Walter S. Henrion, then a consultant to the Company since 1989 and a member of the board's executive committee--were participants in a flawed, conflicted and failed attempt to buyout the Company. Four of the directors-- Mark A. Levy, Allen J. Bernstein, Peter A. Edison and Christopher C. Maguire--served on the special committee of the board responsible for evaluating and negotiating acquisition proposals, including the buyout attempt. The eighth director was Bruce H. Hallett, whose law firm was paid $158,000 by the Company for legal services in fiscal 2002.


      In March and April 2003--beginning almost immediately after Dolphin publicly criticized the conduct of the board--the Company announced a series of what it referred to as "planned corporate governance initiatives." See
"The Company's Governance Reforms" below.   As part of these initiatives, the
Company reported that Mr. Henrion, who participated in the buyout effort and whose term of office was to expire in 2003, and Mr. Hallett, whose term of office was to expire in 2004, were retiring from the board. The board appointed Patricia P. Priest to fill the vacancy in the 2003 class created by
the resignation of Mr. Henrion.   Walter J. Humann was appointed to fill the
vacancy created in the 2004 class by the resignation of Mr. Hallett. The board was also recently increased to nine by expanding the 2004 class by one director. David B. Pittaway was appointed to fill the vacancy created by the expansion of the board. Prior to these actions, Dolphin had publicly opposed the increase in the size of the board. We feel that the board was wrong to create an additional directorship in the midst of a proxy contest, where the incumbent board rather than the shareholders filled the vacancy.

      Even with the board's three recently appointed directors, the current board is still heavily weighted towards the old regime. Six of the nine directors, a supermajority, were either members of the senior management buyout group that we believe placed its interests ahead of the shareholders, or members of the special committee, that failed to restrain this self-interest. We say that management placed its interests ahead of shareholders because it told a potential industry acquiror that the merger proposal that it would support would have to include a management earnout and other management benefits. See pages 17-18 of the Company's October 2002 preliminary proxy statement. We say that the special committee failed to restrain this self-interest because the committee did not take the lead in evaluating proposals for the acquisition of the Company. Rather, according to the Company's own public disclosure, seven of the nine expressions of interest to acquire the Company were only considered by senior management who were directors and the two that reached the special committee both provided for senior management participation. See pages 16 to 21 of the Company's October 2002 preliminary proxy statement.


      We cannot place trust and confidence to manage the affairs of our Company in a board that has a supermajority of the old directors, who were connected with the flawed, conflicted and failed sale process. We also believe that, if a decision is made to sell the Company, a credible financial or strategic buyer will be less likely to come forward with proposals that maximize shareholder value unless the special committee is composed of new members unconnected with the prior sale process. In our view, senior management was conflicted in the prior sale process. Accordingly, a credible buyer may feel that management directors driven by self interest might not objectively evaluate a buyout proposal on its merits, and that directors who were involved with the prior process in which senior management was self-interested cannot be trusted in the future to assure the objective evaluation of a buyout proposal. Buyers may therefore not be inclined to advance proposals whose merit lies in the value and certainty that shareholders would receive, until there has been a change in those responsible for considering acquisition proposals.

      Our nominees have no connection with the incumbent board. By electing our three nominees at the 2003 annual meeting, all shareholders will get vigorous, independent advocates. Importantly, shareholders will be positioned to change control of the board at the 2004 annual meeting by electing three additional independent directors.

The Flawed Sale Process and its Implications
--------------------------------------------

      Beginning in October 1999, following a significant decline in the Company's stock price, the Company began to explore various strategic alternatives. This exploration ultimately led to a proposed buyout transaction by an affiliate of Investcorp S.A. with the participation of the Company's senior management. This transaction first took the form of a $12.00 per share tender offer launched in June 2002, which failed to close because of insufficient shareholder support, and then took the form of a proposed $13.50 per share merger. This merger was subject to financing, failed to gain financing and was withdrawn in October 2002 as a result of "continuing adverse conditions in the debt financing market." We characterize this process as flawed, conflicted and failed--


     o flawed, because, as we describe below, the special committee of the board that should have taken an active role in conducting the process instead only considered the two transactions in which members of senior management, who were directors had an interest and did not, as far as we can tell from the Company's disclosure, consider expressions of interest that were made by other parties;


     o conflicted, because, as we describe below, these members of senior management, who were also directors, were apparently only prepared to consider transactions in which they would have an interest, regardless of what may have been best for shareholders; and

     o failed, because, despite the time, energy and substantial expense--$1.3 million in 2002 alone--that the Company and its management devoted to this process, it failed to result in an acquisition transaction or to otherwise bring value to shareholders.

      Unless we note otherwise, the information that we present concerning this process is derived from the Company's definitive proxy statement filed with the Securities and Exchange Commission on October 2, 2002 under cover of Amendment Number 2 to the Company's Schedule 14A. This document is publicly available on the website of the SEC at www.sec.gov. Please see in particular "Background of the Merger," found at pages 16 through 22 of that document.

      The Special Committee
      ---------------------

      In December 1999, the board of the Company established a special committee of allegedly independent directors to evaluate and negotiate proposals "in the event that any of the existing or future unsolicited inquiries developed into a credible proposal." The board took this action after being advised by director Corriveau that "the Company had been approached by several financial buyers exploring management's interest in a `going private' transaction." According to the minutes of the December 14, 1999 meeting of the board of directors,

            "the board resolved to constitute a Special Committee of directors to evaluate, and to negotiate on behalf of the Company, any merger and acquisition proposals which might be received from financial buyers that included management participation."



Based upon the inferences that we draw from this, it is our belief that the board of directors and the special committee was focused on transactions involving senior management participation. In our view, this was wrong. The board and the special committee should have been equally focused, from the outset, on any transaction that would have maximized shareholder value.


      The board initially appointed to the special committee four directors, Mr. Levy, who served as chair, and Messrs. Bernstein, Edison -- now the Company's Chairman of the Board -- and Maguire. The special committee was paid in the aggregate $175,000 for its services.


      Mr. Maguire. Mr. Maguire is Chief Executive Officer and President of Cypress Equities, Inc. Cypress Equities, Inc. or its affiliates lease space to the Company, for which Cypress received from the Company $167,000 in 2000, $1,242,400 in 2001 and $1,332,000 (including brokerage commissions on sale-leaseback transactions) in 2002. In December 2000, the Company and an affiliate of Cypress Equities entered into a sale-leaseback transaction whereby the Company received $8.0 million in exchange for committing to lease payments of approximately $23.2 million over 20 years with options for renewal. The $23.2 million may include the amounts paid by the Company to Cypress in 2000, 2001 and 2002. Please see the Company's annual proxy statements for the years 2000, 2001, 2002 and 2003 under "Certain Transactions," which are available on the SEC's website. In light of these relationships, in our view, Mr. Maguire had financial ties to the Company that cast serious doubt on Mr. Maguire's independence from management and therefore Mr. Maguire should not have served on the special committee.

      Mr. Bernstein. Mr. Bernstein resigned from the special committee in April 2002, citing the need to "devote more of his time and attention to the sale of Morton's Restaurant Group, Inc., of which he is currently the Chairman and Chief Executive Officer." In fact, Morton's concluded a going private transaction in 2002 with the participation of its senior management, which included Mr. Bernstein. At the time, the Morton's board included John Castle and David Pittaway, who were, respectively, chairman and senior managing director of Castle, Harlan Inc., the firm that ultimately acquired
Morton's.   With the appointment of Mr. Pittaway to the

Company's board, there are now two Company directors who participated in the Morton's buyout.


      Dolphin owned 6.1% of the Morton's outstanding common stock at the time, communicated with Morton's management and expressed its own interest in acquiring Morton's. By reason of Dolphin's involvement, we had a unique vantage point from which to observe the transaction. Please see Morton's definitive proxy statement, filed with the SEC under cover of Schedule 14A on June 18, 2002 and available on the SEC's website, for a discussion of the background of this transaction, including various communications and expressions of interest of Dolphin in respect of the transaction.



      From June 2001 to March 2002, the financial advisor to Morton's special committee contacted or was contact by approximately 30 parties regarding a potential transaction with Morton's. On May 1, 2001, Morton's received an unsolicited letter from BFMA Holding Corporation, seeking to negotiate the purchase of Morton's by BFMA at a price of $28.25 per share. BFMA at the time owned over 9% of Morton's stock and was conducting a proxy contest to elect three directors of Mortron's which was not successful. BFMA included with its proposal a letter from Icahn Associates Corp. to provide temporary bridge financing for all but $20 million of BFMA's proposal. The remaining $20 million was to be supplied by equity from BFMA or related parties. BFMA paid Icahn Associates a non-refundable fee of $1.5 million for the financing commitment. According to Morton's proxy materials, Greenhill and Morton's counsel had various contacts with BFMA and its counsel during the period May through July 2001. Also, Morton's counsel and BFMA's counsel negotiated but failed to come to terms on a confidentiality agreement. On July 19, 2001, Morton's issued a press release announcing that BFMA had advised Morton's that BFMA did not intend to renew the terms of the Icahn Associates financing when it expired on July 30, 2001. According to Morton's proxy materials, members of Morton's special committee expressed concern over the legitimacy of BFMA's proposal and BFMA's and Icahn Associates' intent and ability to consummate the proposal. However, in a report filed with the SEC but not discussed in the Morton's proxy materials, Greenhill stated "although imperfect, BFMA has demonstrated reasonable ability to finance its proposed offer." On the basis of this statement, the offer price and the fact that BFMA paid a $1.5 million nonrefundable fee to Icahn Associates for the financing commitment, Dolphin believes that the Morton's special committee and board took an inappropriate posture toward the BFMA proposal.

      In March 2002, the Morton's board accepted a $12.60 per share offer from Castle Harlan. The Castle Harlan transaction, which was less than half the value of the BFMA proposal, provided for the participation of senior management, including Mr. Bernstein. The $12.60 Castle Harlan transaction was subsequently increased to $17.00 per share in July 2002, but only as a result of a bidding war initiated by an affiliate of Mr. Icahn .

      We are troubled by the Morton's sale transaction. Morton's contacted or was contacted by approximately 30 parties, regarding potential interest in a transaction with Morton's. At the end of the sale process, the only binding bid that resulted from this process was from Castle Harlan, which was controlled by two members of the board, and in which bid senior management participated. After a subsequent series of bids by an unaffiliated third party, the affiliated group raised its price by almost 35%.

      As the chairman and chief executive officer of Morton's, Mr. Bernstein was involved in the Morton's transaction both as a director and as a senior management participant. As a member of the Company's special committee , he was involved in the Company's sale process, which we criticize for reasons we describe in this proxy statement. Because of our discomfort with the Morton's transaction and our problems with the Company's sale process, we have difficulty with Mr. Bernstein as a director of the Company. Now that the Company has appointed Mr. Pittaway to fill a vacancy created by the expansion of the board, we have two directors on the Company's board that were directors of Morton's and participated in the Morton's buyout.


      The Integrity of the Sale Process; Landry's Expression of Interest


      In our view, given the expressly stated interest of the Company's senior management, who were also directors, in participating in any buyout, it was incumbent on the special committee of the board to take an active role in managing the Company's sale process. From publicly available sources, it appears that this was not the case. Rather, as described in the Company's October 2002 preliminary proxy statement, it was this very senior management group, whose members expected to participate in the buyout, that conducted the discussions with third-parties that expressed interest in acquiring the Company. This group consisted of Messrs. Corriveau, Corley and Henrion, all directors of the Company. As disclosed in the October 2002 preliminary proxy statement, Messrs. Corriveau, Corley and/or Henrion met with seven interested buyers without reported involvement of the special committee. The two transactions reportedly referred to the special committee were ones in which members of senior management who were also directors had proposed participation. To us, this suggests that Messrs. Corriveau, Corley and Henrion were not inclined to present to the special committee a transaction without senior management involvement and that the special committee passively acquiesced in this improper clearance procedure. We think this behavior was a dereliction by the special committee of its duties, which undercut the entire sale process and made for a flawed and conflicted process. This view is reinforced by the treatment of Landry's Restaurants, Inc., a significant restaurant industry competitor headquartered in Houston, Texas with an equity market capitalization of approximately $560 million in May 2003, which expressed interest in acquiring the Company in 2001 in circumstances that we describe below.

      With the exception of the Landry's expression of interest in mid-2001, the public record does not provide extensive particulars on those expressions of interest to acquire the Company that were not considered by the special committee. Details of Landry's negotiations with the Company's senior management initially came to light as a result of a class action litigation filed in the Texas District Court in July 2002, captioned L.J. Parnes v. Corriveau et al., cause no. 02-4912 (July 9, 2002 Dallas County). The complaint in that action is publicly available from the court.

      According to the complaint, Messrs. Corriveau, Corley and Henrion met in late August 2001 with Tillman Fertitta, Landry's Chairman and Chief Executive Officer. However, at the meeting--

            "Mr. Fertitta was informed that they [Corriveau, Corley and Henrion] intended to take the Company private themselves and they wanted Landry's to sign a standstill agreement to preclude it from interfering with the going private plan."


      Similar disclosure was made in the Company's October 2002 preliminary proxy statement--

            "Among other topics discussed at the meeting, Messrs. Corriveau and Corley disclosed to Mr. Fertitta that D&B's management, including themselves, preferred a management-led buyout of D&B to a sale transaction with a strategic buyer such as Landry's."


      The complaint further recites--


            "Two months later, on October 23, 2001, defendant Corriveau sent Fertitta an `outline of the kind of deal a merger would require for management to obtain its goals' and questioned whether `this would work' for Landry's. That document indicated that the D&B shareholders would receive only $9 per share and that the D&B `management earnouts' would be `10% of EBITDA contributed by D&B operations for the next 5 years. Paid annually and structured to reflect a capital gains transaction.'"

This demand was corroborated in the Company's October 2002 preliminary proxy statement. The disclosure in the proxy statement adds that management also sought "assurances that D&B management would participate in stock option, stock grant and other incentive programs offered by Landry's."


      The Company's October 2002 proxy materials state that Landry's did not respond to Mr. Corriveau's correspondence, but do not say why. According to the complaint, based on statements made by a deposed representative of Landry's,


            "Since it was Landry's view that no one would be entitled to 10% of EBITDA other than its shareholders, Landry's was uninterested in such a transaction."

We interpret this to mean that Landry's did not continue its discussions with the Company because of the statement of senior management that for management to support a merger transaction there would have to be a 10% EBITDA management earnout.


      We are deeply troubled by these disclosures and the Company's establishment of a committee whose sole purpose was to evaluate transactions involving management participation, and we think that other shareholders should be as well. First, the disclosures demonstrate to us that the Company's senior management who were directors had as a primary goal the furthering of their own financial interests, which they appear to have pursued regardless of whether shareholders would receive greater benefit from a transaction that did not have senior management participation. As directors of the Company, Messrs. Corriveau, Corley and Henrion were bound by fiduciary duties to the Company and its shareholders. We believe, based on the recited disclosures, that these directors breached their fiduciary duties to shareholders by placing their personal interests ahead of the interests of shareholders.


      Second, we believe that shareholders should be aware of the timing of the Company's disclosure of senior management's statement that it would require earnout payments and other management benefits in order to support a transaction with Landry's. Mr. Corriveau sent Mr. Fertitta the outline of merger terms in October 2001. The discussions with Landry's were not disclosed at all in the Company's Solicitation/ Recommendation Statement on Schedule 14D-9 filed in June 2002 in response to the management supported tender offer for the Company launched that month. On July 29, 2002, the Company filed its initial preliminary proxy materials in respect of the management supported buyout transaction, briefly mentioning contacts with "a company engaged in restaurant ownership and operations," but not disclosing any substance of those negotiations, including references to management benefits. A similar reference is contained in the Company's revised proxy materials filed on September 11, 2002. Disclosure of the merger outline was made for the first time in the Company's October 2, 2002 proxy materials. The Company announced on October 25, 2002 that the $13.50 merger transaction was terminated.


      The Company's Governance Reforms
      --------------------------------

      On March 5 and 17, 2003, the Company announced that it was undertaking certain governance and business initiatives. This announcement came almost immediately after Dolphin delivered an open letter to the board discussing the need for corporate governance reforms, as noted below. The Company's initiatives included formation of a nominating and corporate governance committee whose Chairman would be Mr. Edison. Also, the Company announced that Mr. Levy had been designated lead director, "to head executive sessions of the board and also serve as the primary liaison between management and the Board." The appointment of a lead director was one of the governance reforms advocated in Dolphin's March 3 letter. On April 10, 2003, the Company disclosed that Messrs. Corriveau and Corley would no longer serve as Co-Chairmen and that instead Mr. Edison would be Chairman of the Company's board.

      In its March announcements, the Company stated to its shareholders,

            "[A]s you know, public companies are subject to new laws regarding corporate governance, including composition of the Board and Board committees. With this in mind, last year we proactively undertook a thorough review of our governance practices and procedures with the goal of not only meeting the requirements of the new laws, but also enhancing our overall corporate governance policies. We made this issue a top priority, and set it as an agenda item for our regularly scheduled Board meeting on March 4, 2003. Our objective is to institute Board changes in an orderly and constructive way."

(emphasis supplied by us). We have reviewed the minutes of the meetings of the Company's board of directors obtained by us from the Company following a demand that we made under Missouri law. Prior to March 4, 2003, only one brief reference to corporate governance reform appeared in these minutes, from a board meeting on November 12, 2002. This reference reads in its entirety as follows:

            "Mr. Corley then asked Mr. Gary Singer and Mr. Tom Leary of O'Melveny and Myers LLP to join the meeting to give a presentation on recent corporate governance developments in light of the Sarbanes-Oxley legislation and recent NYSE proposed rule changes."



As far as we can tell from the minutes, this was the only consideration given by the board to governance issues prior to the March 4, 2003 meeting.


      We note, moreover, that the actions taken at the March 4, 2003 board meeting followed by one day our delivery on March 3, 2003 of a letter to the board. In this letter, we challenged the independence and credibility of the board and the special committee, primarily for the reasons described above, and advocated the appointment of an independent, lead director and other reforms included in our platform. We question, therefore, if the Company is being fully candid with its shareholders on the impetus for and timing of the Company's governance reform measures. We think the answer is NO.

      Mr. Edison was a member of the special committee formed to evaluate and negotiate acquisition proposals. For the reasons we describe above, we believe that this committee did not act properly to protect and promote the interests of shareholders, where senior management who were also directors may have reasonably been suspected of placing their own financial benefit
ahead of shareholder interests.   We ask shareholders to consider whether Mr.
Edison is an appropriate choice to lead a board where one of the key objectives is to promote independence from management. We think the answer is NO.


      As noted, on March 5, 2003, the Company publicly announced to shareholders that Mr. Levy had been appointed lead director. The only disclosure that the lead director position had been abolished appears in a brief statement in Mr. Levy's biography in the Company's 2003 definitive proxy materials. We ask shareholders to consider whether, having announced in a letter to shareholders and a press release the appointment of a lead director as the second of the Company's governance initiatives, the Company was correct in not giving equal prominence to the abolition of this position. We think the answer is NO.

      David B. Pittaway is the director that the Company appointed to fill the vacancy in the class of directors whose term expires in 2004, created by the expansion of the board. The Company discloses in its 2003 definitive proxy materials that Mr. Pittaway is a senior managing director of Castle
Harlan, Inc.   We think that you should be aware that--


     o Castle Harlan was the investment firm that acquired Morton's Restaurant Group (see "The special committee" above);

     o Messrs. Bernstein, Pittaway and John Castle, chairman of Castle Harlan, comprised the executive committee of the board of directors of Morton's Restaurant Group;


     o Mr. Castle had originally been on the special committee of the Morton's board formed to evaluate acquisition proposals;

     o approximately three months after Mr. Castle resigned from the special committee--but not the board--Castle Harlan made its bid for Morton's Restaurant Group;

     o    Mr. Pittaway was a director of Morton's at the time;

     o Mr. Bernstein, as a member of Morton's senior management, participated in that buyout; and

     o With the recent appointment of Mr. Pittaway, we now have two directors on the Company's board, Messrs. Pittaway and Bernstein, who were on the Morton's board at the same time that they were participating in the buyout of Morton's by Castle Harlan.



      Dolphin believes that to promote diversity of views on the board there should not be business relationships among the independent directors. Both Mr. Bernstein and Mr. Pittaway were connected with the Morton's sale process. As reflected in their biographies in the Company's proxy materials, both continue to be connected with Morton's, Mr. Bernstein as its chief executive officer and Mr. Pittaway as senior managing director of its owner. We ask shareholders to consider whether they would have selected a second director with an affiliation with Morton's for a position on the Company's board as an independent director. We think the answer should be NO.


       In Summary
       ----------


      The recently expanded board of directors still contains a supermajority who are tainted by the sale process. Each of the six continuing directors was either actively involved in the buyout or served on the special committee charged with overseeing the process.


      For the reasons set forth in this section:

     o we believe the Company's sale process, in which the Company received various expressions of interest but focused only on those that promoted senior management participation, was flawed and improper;

     o we believe the Landry's exchange demonstrates that the management directors acted improperly and in contravention of their fiduciary duties to shareholders by placing their financial interests ahead of the interests of shareholders;

     o we believe the special committee, which we understand based on the Company's public disclosure reacted only to two proposals in which senior management was interested and did not take up consideration of other expressions of interest made by third parties, did not, we believe, properly discharge its duties to shareholders;


     o we believe the members of the special committee should be held accountable for ceding to the clearly interested management directors significant aspects of the sale process and failing to actively implement procedures designed to achieve the best and highest value for shareholders; and

     o we believe the directors who served on the special committee and the board during this process should not be entrusted with the responsibility of promoting governance reform, board independence and maximizing shareholder value.

      The improprieties that characterized the Company's sale process undermine the trust that we, as the Company's largest shareholder, and all other shareholders are entitled to place in the Company's board of directors. We believe that the only way to restore this trust is to elect new directors who are truly independent and whose only agenda is to advance shareholder interests and maximize shareholder value for all.

Recent Financial Performance Compared with Management Compensation
------------------------------------------------------------------

      The Company's operating income, net income, diluted earnings per share, EBITDA and EBITDA margin have all declined for the second consecutive year, while compensation of the Company's top management personnel, Messrs. Corriveau and Corley, remains substantially in excess of the compensation awarded these executives in fiscal 1999. We think that this is wrong and further undermines our confidence in the business judgment and oversight of the current board.


      The following information for fiscal years 1999 through 2002 (other than per share prices) is derived from the Company's press release of April 8, 2003, its annual reports on Form 10-K for the years ended February 3, 2002 and February 2, 2003, and its proxy statements for the Company's 2002
and 2003 annual meetings of shareholders.   We compare the Company's results
beginning in fiscal 1999, because in that year the Company's stock price experienced a precipitous decline--the effects of which continue to be felt--well in advance of the general downturn in the securities markets.


------------------------ ----------------------------------------------------------------------------------------------------------
                                                                   Fiscal Year Ended(1)
------------------------ ----------------------------------------------------------------------------------------------------------
                                   January 30, 2000      February 4, 2001     February 3, 2002    February 2, 2003      Change--
                                       (F1999)               (F2000)              (F2001)            (F2002) (2)    2002 compared
                                                                                                                        to 1999
------------------------        ------------------- ---------------------- -------------------- ------------------- ---------------
Number of complexes at                        23                   27                    31                   32            9
fiscal year end
------------------------        ------------------- ---------------------- -------------------- ------------------- ---------------
Comparable Store                            (2.5%)                3.6%                 (2.8%)               (3.2%)       N/A
Revenues(3)
------------------------        ------------------- ---------------------- -------------------- ------------------- ---------------
Operating Income                    $ 18,955,000         $ 27,966,000          $ 19,697,000         $ 15,246,000          (19.6%)
------------------------        ------------------- ---------------------- -------------------- ------------------- ---------------
EBITDA(4)                           $ 38,839,000         $ 53,682,000          $ 48,390,000         $ 45,302,000           16.6%
------------------------        ------------------- ---------------------- -------------------- ------------------- ---------------
EBITDA margin(5)                            15.7%                16.2%                 13.5%                12.1%         (22.9%)
------------------------        ------------------- ---------------------- -------------------- ------------------- ---------------
Net income                          $  5,205,000         $ 12,245,000          $  7,578,000         $  5,348,000            2.7%
------------------------        ------------------- ---------------------- -------------------- ------------------- ---------------
Diluted earnings per                $       0.39         $       0.94          $       0.58         $       0.40            2.6%
share (EPS)
------------------------        ------------------- ---------------------- -------------------- ------------------- ---------------
High/low share price                $29.00 /$5.50        $11.875 /$6.0625      $10.80 /$5.45        $13.25 /$7.40        N/A
of the Company's
common stock during
the fiscal year
------------------------        ------------------- ---------------------- -------------------- ------------------- ---------------
Total compensation of               $    775,000         $  1,743,000(6)       $  1,427,000         $  1,285,000           65.9%
Messrs. Corriveau and
Corley
------------------------        ------------------- ---------------------- -------------------- ------------------- ---------------

     1 The Company's fiscal year ends on the Sunday after the Saturday closest to January 31.
     2 Before the effect of change in accounting principle in fiscal 2002; after change in accounting principle, the Company reported a net loss of $1,748,000 and diluted net loss per share of $0.13. Inclusive of merger related expenses incurred in fiscal 2002 of $1.3 million.
     3 Measured with respect to stores open for one full year. Percentage indicates change in comparable store revenues from prior fiscal year.
     4 Defined as earnings before interest expense, income taxes, depreciation and amortization, as derived from the Company's consolidated statements of income.
     5    Defined as EBITDA as a percentage of sales.
     6    Includes restricted stock award valued at $960,000.

      The Company's operating income, net income, diluted earnings per share, EBITDA and EBITDA margin have all declined since fiscal 2000, even after excluding merger related expenses in fiscal 2002 and despite the opening of four new complexes in fiscal 2001 and one new complex in fiscal 2002. Operating income and EBITDA margins were both lower in fiscal 2002 than they were in fiscal 1999. The Company's per share price has declined from fiscal 1999, without meaningful recovery. In contrast, the S&P Small Cap Restaurant Index, which the Company uses as its peer group index for the stock price performance graph contained in its proxy statements, has risen from the 1999 fiscal year end by approximately 55%.


      We believe that the publicly traded companies whose business is most comparable to the Company's are CEC Entertainment Inc. (operator of Chuck E. Cheese's restaurants) (NYSE: CEC) and Total Entertainment Restaurant Corp. (operator of Fox and Hound and Bailey's restaurants) (NASDAQ: TENT). Both are restaurant companies which, like the Company, derive a significant portion of their revenues from games and similar entertainment operations offered to patrons. We are unaware of any other public companies with a similar
business model.   CEC is geared towards families with children, while Total
Entertainment, like the Company, is intended to appeal to adults. The Company's fiscal 2002 diluted earnings per share, before change in accounting principle , were essentially the same as fiscal 1999's diluted earnings per share, after change in accounting principle. In contrast and despite recent adverse economic conditions, diluted earnings per share of CEC Entertainment and Total Entertainment were higher in fiscal 2002 by approximately 55% and 386%, respectively, than they were in fiscal 1999.

      Notwithstanding the recent decline in the Company's financial performance, the combined total annual compensation of Messrs. Corriveau and Corley has risen by approximately 66% from fiscal 1999 to fiscal 2002. Their compensation as a percentage of the Company's net income was 14.9% in fiscal 1999 compared to 24.0% in fiscal 2002. Although this compensation modestly declined in absolute terms from fiscal 2000 to fiscal 2002, compensation as a percentage of the Company's net income rose in each of fiscal years 2001 and 2002.


      At a time when the deterioration in the Company's business should have been readily apparent, the compensation committee of the board recommended, and the board approved, an increase in the base salary of Messrs. Corriveau and Corley from $500,000 to $600,000, effective as of April 1, 2002. In our letter to the board of March 3, 2003, we strongly criticized the increases in senior management compensation at a time when the Company's financial performance was trending in the opposite direction. We now read in the Company's 2003 definitive proxy materials that Messrs. Corriveau and Corley agreed to reduce their base salary by 20% in fiscal 2003, from $600,000 to $480,000 each. We believe that this stated reduction is largely illusory. The reduced base salary is only slightly lower than the base salary of $498,000 earned by each of Messrs. Corriveau and Corley in fiscal 2001 and substantially above what they earned in fiscal 1999. Moreover, Messrs. Corriveau and Corley can earn back half of their pay "cuts" if the Company's diluted earnings per share in fiscal 2003 increases by 50% over fiscal 2002 diluted earnings per share of $0.40. They can earn back their entire pay "cuts" if the increase equals 100%. A 50% increase would be almost the same as the Company's earnings per share in fiscal 2001 and substantially less than the Company's published guidance of $0.77 to

$0.85 in diluted earnings per share for fiscal 2003; a 100% increase would still be less than the Company's earnings per share in fiscal 2000.

      We also note--


     o the Company's issuance of retention bonuses of $100,000 to each of Messrs. Corriveau and Corley in 2001--in addition to regular bonuses in the same amount--at the time of a downturn in the Company's business and when senior management was considering a buyout of the Company in which it was to participate; and


     o the large issuances of management options following the steep decline of the Company's stock price in 1999. In the last three fiscal years, the Company issued options to senior management to purchase over 2,000,000 shares -- representing approximately 13% of fully diluted shares of the Company -- at exercise prices between $6.82 and $8.62, which were reflective of the depressed price of the stock. In total, the stock options outstanding at the end of the Company's 2002 fiscal year represent more than 16% of the fully diluted shares of the Company.


      We believe that the board of directors is ultimately answerable to the shareholders for the operating performance of the Company. The board and its compensation committee are certainly accountable for the compensation awarded to the Company's senior executive officers. In light of the Company's recent financial performance, and the compensation of top management compared with those results, we believe that change is needed in the boardroom.


      Even with the Company's recent addition of three directors, the continuing directors, who presided over the Company's prior sale process and its recent disappointing operating results, remain a supermajority--six of nine directors-- of the board. We do not know if the directors recently appointed by those six incumbent board members will act vigorously to expose and correct the serious governance and oversight deficiencies that we have identified. We cannot tell if they are incentivized to guide the Company
towards improved operating results and to maximize shareholder value.   We
believe that our independent director slate will, subject to their fiduciary duties to all shareholders, be resolute in pursuing these goals. As the Company's largest shareholder, we have the ultimate financial incentive of maximizing value for all shareholders.


                              THE DOLPHIN PLATFORM

      Dolphin is focused on the goal of maximizing shareholder value in which we will share proportionately. We think this can be accomplished by repairing the Company's operating results, and by exploring potential value maximizing transactions for the shareholders. We also think that it is important to promote trust in the leadership of the board. We believe that this can be accomplished through focusing on operating results, installing key drivers for growth, aligning top management compensation with share performance and exploring potential value maximizing transactions. We think that this should be done through the election of directors possessing independence and integrity, who have the necessary financial and business acumen, who will champion initiatives to improve corporate democracy and who will oppose any conduct that furthers the personal benefits of management directors at your expense. Our independent slate, however, intends to pursue these goals, subject to the exercise of each director's fiduciary duties, although we cannot assure you that, as a minority on the board, they will be successful or that as a result of their election, shareholder value will be maximized.

Our Nominees
------------

      Our nominees are committed to pursuing these goals and collectively have the background, experience and incentive to see them through. Our slate consists of--

     o Edward A. Weinstein, a retired senior partner of Deloitte & Touche, LLP from its New York merger, acquisitions and restructuring unit;

     o    Donald T. Netter, Dolphin's senior managing director; and

     o Edward E. Hartline, the managing partner of the Texas-based law firm of Brown McCarroll, LLP.

      Mr. Weinstein brings to our slate over 40 years' experience in public company financial and accounting matters, including mergers and acquisitions. His credentials as a public company accountant clearly qualify him as an "audit committee financial expert" for purposes of Section 407 of the Sarbanes-Oxley Act of 2002 and the SEC rules.


      Mr. Netter, representing the Company's largest shareholder with an investment in the Company of approximately $12 million, has 20 years' experience in managing investments in public and private companies and has also been a director of and senior officer of several public companies. Mr. Hartline is a leading corporate attorney in the region where the Company is headquartered, has restaurant company board experience and brings to our slate over 25 years of legal expertise for implementing needed governance reforms. Collectively, these nominees are dedicated to promoting Dolphin's platform of maximizing shareholder value and promoting independence for the board and its committees, subject to the exercise of each director's fiduciary duties.


      For additional information concerning our nominees, see "Certain Information Regarding Dolphin's Nominees" below.

Our Platform
------------

      If elected, our nominees will work with other committed, independent members of the board to expose and correct the flaws of the prior sale process; explore the possible sale of the Company and other strategic transactions with the sole objective of maximizing shareholder value; dismantle the Company's anti-takeover devices; install truly independent directors in leadership positions on the board; and focus on improving operating results and instituting a management compensation structure that rewards performance, in each case, subject to the exercise of the director's fiduciary duties. Specifically, our nominees will advocate--

     o focusing on operating performance. We believe that the board must conduct a thorough review of the Company's operations and business model, with a view to improving financial performance and the share price. This review should include further opportunities for reducing the Company's $24.3 million in corporate overhead for fiscal 2002 (excluding merger expenses) and ways to optimize use of the Company's facilities. We also believe that the Company should engage an independent industry consultant to assist in the review process. We expect that our nominees may have other specific proposals for improving the Company's performance, after they are elected and have access to the Company's non-public operating data.

     o aligning management compensation with operating results and shareholder return. We do not believe that management should be rewarded with increased compensation unless the increase is justified by improved operating results, a higher share price and/or other measures of enhanced shareholder value. Furthermore, no additional options should be issued to the currently existing top management.

     o designating a Chairman of the Board and a lead director unconnected to the prior sale process. We believe that these positions should be filled by directors, such as our nominees, who are elected, independent and unconnected with the prior sale process. In all events, we believe that the board must conduct regular meetings without the participation of management directors.

     o eliminating the Company's poison pill rights plan. We believe that Missouri law provides adequate protection against coercive takeover proposals. These include a two-thirds shareholder vote requirement for mergers and asset sales; a requirement for shareholder unanimity on action by written consent; and the authority of a board to consider non-economic factors and long-term ramifications in reviewing takeover proposals. A poison pill goes beyond these protections. It tends to chill discourse among shareholders and inhibit collective action in the exercise of the shareholder franchise for fear of forming a "group" that triggers the draconian dilution apparatus of the pill. The board of directors may redeem or otherwise terminate the rights plan without shareholder action.

     o destaggering the board to provide for the annual election of all directors. We believe that directors should be held accountable to shareholders for their performance on an annual basis and that a staggered board improperly shields directors from scrutiny. Eliminating the Company's staggered board requires an amendment to the Company's charter, which under Missouri law must be approved by shareholders. Under the Company's charter, 85% of the outstanding shares must vote to approve this amendment.

     o conducting a thorough review of the Company's prior sale process. We believe that to restore trust and credibility to the Company, it is important to fully investigate and to correct the conflicts that we believe beset the prior sale process;

     o reconstituting the board's special committee. According to statements of management on the last two earnings calls, the special committee remains in place but is not active. We think this is wrong. We believe that this committee should be active and that it should be composed solely of newly elected, independent directors who have not previously served in this capacity. We also believe that, if a decision is made to sell the Company, a credible, unaffiliated financial or strategic buyer will not likely come forward unless the special committee is composed of new members unconnected with the prior process. We intend to seek substantial representation for our nominees on this committee;

     o exploring methods to maximize shareholder value, which may include a sale of the Company. We believe that the special committee, together with newly retained professional advisors, should examine all possible methods of maximizing shareholder value, which may include a sale of the Company. If a decision is made to sell the Company, the newly constituted special committee, and not senior management, should actively conduct the process.

                                THE PROPOSALS

      Dolphin is soliciting proxies from the holders of shares of common stock to elect three nominees to fill the seats of the Company's directorships that expire at the 2003 annual meeting. The directors whose terms expire at the annual meeting are James W. Corley, the Company's Chief Executive Officer; Peter A. Edison, the current Chairman of the Board; and Patricia P. Priest, who was appointed by the board to fill a vacancy occasioned by the retirement of Mr. Henrion in April 2003. Dolphin is also seeking proxy authority to vote on two other proposals that, according to the Company's definitive proxy materials, will also be brought before the 2003 annual meeting.

      The election of directors requires a majority of the votes cast in the election. The other proposals also require a majority of the votes cast on the particular matter. See "Voting Procedures" below.


      Dolphin recommends that you vote FOR each of Proposal Nos. 1 and 2 by checking the appropriate boxes and signing, dating and returning the enclosed BLUE proxy card.


      Election of Directors to Terms Expiring in 2006

Proposal No. 1 -- Election of Dolphin's Nominees as Directors to Terms Expiring in 2006

      Proposal No. 1 provides for the election of Edward E. Hartline, Donald
T. Netter and Edward A. Weinstein to serve as directors until the 2006 annual meeting of shareholders. See "Certain Other Information Regarding Dolphin's Nominees" for information concerning the background and experience of Messrs. Weinstein, Netter and Hartline. If elected, Dolphin's nominees would constitute three of the Company's nine directors.

      Each of Dolphin's nominees has consented to being named herein as a nominee for director of the Company and has agreed to stand for election as a director.

      Although we have no reason to believe that any of our nominees will be unable to serve as a director, if any Dolphin nominee is not available to serve, we expect that the remaining Dolphin nominees, upon taking office, would seek to work with the other non-conflicted members of the Company's board to fill the vacancy with an individual willing to consider and implement our platform to maximize shareholder value, subject to the exercise of the director's fiduciary duties.


      Dolphin recommends a vote in FAVOR of this proposal.
      ----------------------------------------------------


      Ratification of the Appointment of Independent Accountants   (Company
Proposal)

Proposal No. 2 -- Ratification of Ernst & Young LLP as the Company's Independent Accountants

      Proposal No. 2 provides for the ratification of the appointment by the Company's board of directors of Ernst & Young LLP as the Company's independent auditors to audit the Company's financial statements for fiscal 2003. See "Auditors" for further information regarding Ernst & Young LLP.

      Dolphin recommends a vote in FAVOR of this proposal.

      Sale of the Company (Shareholder Proposal)





                          INFORMATION ABOUT DOLPHIN

      Dolphin's nominees and certain other persons named below may be deemed to be "participants" in this proxy solicitation, as the term participant is defined in Schedule 14A promulgated under the Securities Exchange Act of 1934. Dolphin is a Delaware limited partnership that is engaged in the business of investing in corporate securities, including both active investment and investment arbitrage. The address of the principal business and principal offices of Dolphin is c/o Dolphin Holdings Corporation, 96 Cummings Point Road, Stamford, Connecticut 06902.

      The general partner of Dolphin is Dolphin Associates, LLC, a Delaware limited liability company that is engaged in the business of investing in corporate securities, including both active investment and investment arbitrage. The address of the principal business and principal offices of Dolphin Associates, LLC is c/o Dolphin Holdings Corporation, 96 Cummings Point Road, Stamford, Connecticut 06902.

      The managing member of Dolphin Associates LLC is Dolphin Holdings Corporation, a Delaware corporation engaged in managing partnerships that directly and indirectly invest in publicly traded corporate securities, including both active investments and investment arbitrage. The address of the principal business and principal offices of Dolphin Holdings Corporation
is 96 Cummings Point Road, Stamford, Connecticut 06902.   Donald T. Netter is
Chairman, Chief Executive Officer, President and Senior Managing Director of Dolphin Holdings Corporation. The business address of Mr. Netter is c/o Dolphin Holdings Corporation, 96 Cummings Point Road, Stamford, Connecticut 06902. The other officers of Dolphin Holdings Corporation and their principal occupations and business addresses are set forth on Schedule I to this proxy
statement.   These persons may also solicit proxies on Dolphin's behalf so that they may be deemed participants in our solicitation.

      As of the date of this proxy statement, Dolphin owns an aggregate of 1,262,800 shares of common stock representing approximately 9.5% of the outstanding shares.

      Additional information about Dolphin and Dolphin's nominees including information regarding the beneficial ownership of common stock is set forth under the heading "Certain Other Information Regarding Dolphin's Nominees" and in Annex A attached to this proxy statement.

      Dolphin has retained Innisfree to act as an advisor and to provide consulting and analytic services and solicitation services in connection with this proxy solicitation. Innisfree is a proxy service company. It mails documents to shareholders, responds to shareholder questions and solicits shareholder votes for many companies. Innisfree does not believe that it or any of its directors, officers, employees, affiliates or controlling persons, if any, is a "participant" in this proxy solicitation or that Schedule 14A requires the disclosure of certain information concerning Innisfree. The business address of Innisfree is 501 Madison Avenue, New York, New York 10022. Innisfree has informed Dolphin that, as of the date of this proxy statement, it does not hold any shares of the Company's common stock for its own account or for the accounts of others.

             BACKGROUND OF AND REASONS FOR THE PROXY SOLICITATION

Background

      On various dates from June 14, 2002 through March 26, 2003 Dolphin purchased a total of 1,327,800 shares of common stock in the open market for a total purchase price of $12,589,218 and sold in July 2002 a total of 65,000 shares of common stock in the open market for a total sales price of $865,563, in each case including commissions and related costs. The details of these purchases and sales are set forth in Annex A attached to this proxy statement. All of the purchases were funded by working capital.

      In September 2002, Mr. Netter sought a meeting with the Company's senior management, while the Investcorp acquisition proposal with the participation of senior management was pending, but his request was not honored. On October 4, 2002, Mr. Netter sent a letter to the Company for distribution to the board's independent directors. In the letter, Mr. Netter voiced concerns about the Company's sale process based upon the complaint in the Texas class action litigation referred to above. Mr. Netter believed that the sale process had been "slanted" in favor of senior management participation, as described above under "Dolphin's Reasons For Seeking Board Representation." Mr. Levy, in his capacity as Chairman of the special committee, responded to Mr. Netter by letter dated October 9, 2002, in which he stated that the members of the special committee were aware of their fiduciary obligations "and had fulfilled and would continue to fulfil those obligations." Mr. Netter responded to Mr. Levy by letter dated October 22, 2002 and in a subsequent telephone conversation. In Mr. Netter's letter and conversation, he told Mr. Levy that he found Mr. Levy's statements difficult to justify on the basis of publicly available information. On October 24, 2002, Investcorp requested, and the special committee subsequently agreed, to terminate the then pending merger agreement between an Investcorp affiliate and the Company citing "continuous adverse conditions in the debt financing market," according to a press release issued by the Company on the same day.

      On December 5, 2002, the Company held its earnings call for the third quarter of fiscal 2002. The Company reported a 3.5% decline in comparable store sales and a 27.3% drop in diluted earnings per share for the quarter, and management acknowledged a disappointing quarter. The Company provided guidance on diluted earnings per share for fiscal 2003 of $0.77 to $0.85. In response to an investor question, management said that the special committee continued to remain in place but was inactive.

      On January 27, 2003, Mr. Netter and Brett Buckley, a Vice President of Dolphin Holding Corporation, on their own toured the Company's facilities in Dallas. The following day, Mr. Netter and Mr. Buckley met with William C. Hammett, Jr., the Company's chief financial officer, at the Company's headquarters in Dallas. Although the Dolphin representatives had been told that at least one of the Co-Chief Executive Officers would be present, neither was available to attend the meeting. In the meeting with Mr. Hammett, the parties discussed the Company's historical results, the Company's previously announced guidance, the Company's general business model and the actions of senior management who were directors during the course of the Company's sale process. On February 11, 2003, Mr. Buckley had a follow-on telephone conversation with Mr. Hammett to discuss these same subjects.

      On March 3, 2003, Dolphin sent a letter to the Company's board of directors stating that it intended to nominate a slate of three independent directors at the Company's 2003 annual meeting. The letter, which was filed with Dolphin's Statement on Schedule 13D on that day, also made many of the same points set forth above under "Dolphin's Reasons For Seeking Board Representation." On March 5, 2003, the Company issued a press release describing "planned corporate governance initiatives" that its board had adopted on the previous day.

      On March 10, 2003, Mr. Edison left a telephone message for Mr. Netter, which Mr. Netter returned later that day. Mr. Edison informed Mr. Netter that he was calling in his capacity as Chairman of the Company's recently formed nominating and corporate governance committee. According to Mr. Edison, the board had suggested calling Mr. Netter for recommendations on candidates for new board members. Mr. Netter inquired concerning the board's timing for selecting the candidates and requested that Mr. Edison call him again when the board's deadline was approaching. Mr. Edison said that he would do so. Mr. Netter also inquired whether the Company was considering expanding the size of the board of directors, to which Mr. Edison replied that such an expansion was a possibility.

      On March 11, 2003, Dolphin sent a letter to the Company requesting minutes of board and shareholder meetings and shareholder information customarily made available in proxy contests or otherwise required by Missouri Law. Also on this date, Dolphin issued a press release disclosing its requests and characterizing the Company's announced corporate governance initiatives as "too little, too late." In the release, Dolphin admonished the Company not to expand the board without a shareholder vote.

      On March 17, 2003, the Company sent an open letter to shareholders, reiterating the "governance initiatives" that it had described in its March 5, 2003 press release.

      On March 18, 2003, the Company responded to Dolphin's request for information by offering to provide only a record list of shareholders following the record date. On March 20, 2003, Dolphin sent a letter to the Company and issued a press release stating that it was establishing a deadline of the close of business on March 21, 2003 for the Company to comply with Dolphin's request for shareholder and other information. On March 21, 2003, the Company sent a letter to Dolphin's counsel stating that the Company would comply with Dolphin's information request. The Company subsequently furnished to Dolphin requested information.

      On March 24, 2003, the Company issued a press release announcing that April 18, 2003 had been selected as the record date for the 2003 annual meeting of the Company's shareholders and that June 10, 2003 had been selected as the date of this meeting.

      On April 8, 2003, the Company conducted its fourth quarter and fiscal year end earnings call. The Company again reported a drop-off in comparable store revenues for the quarter, this time of 4.8%, and a drop in diluted earnings per share of 33.3% for the quarter, compared to the fourth quarter of fiscal 2001. Management confirmed the previously announced diluted earnings per share guidance for fiscal 2003, but withdrew any quarterly guidance. In response to an investor question, management again stated that the special committee continued to remain in place, but was not active.

      Mr. Edison called Mr. Netter on April 8, 2003, to state that the board was ready to "lock in" new board members and to inquire whether Dolphin had selected its nominees. Mr. Netter responded that Dolphin would identify its nominees in advance of the April 12, 2003 deadline imposed under the Company's by-laws. On April 10, 2003, Dolphin delivered a letter to the Company notifying the Company of the Dolphin nominees and providing the required information concerning the nominees.

      Also on April 10, 2003, the Company sent a letter to shareholders and issued a press release describing additional governance and business initiatives.

      On April 11, 2003, Mr. Netter telephoned Mr. Edison, who was now Chairman of the Company's board as well as Chairman of its nominating and corporate governance committee, to inform him that Dolphin had submitted its slate of nominees to the Company. Mr. Netter also inquired of Mr. Edison about the contemplated size of the board, and Mr. Edison replied that it was likely that two directors would be added. This would bring the size of the board to nine, taking into account Mr. Henrion's retirement as a director, which was announced by the Company in its release on the previous day. Mr. Edison called Mr. Netter back, and Mr. Netter, who was then travelling, returned the call several hours later. In their conversation, Mr. Edison stated that he would like to interview the Dolphin nominees. Mr. Netter responded that he wanted to discuss Mr. Edison's request with the other nominees over the weekend and would get back to Mr. Edison on Monday.

      On April 14, 2003, Dolphin issued a press release, publicly disclosing its slate of nominees and their qualifications. In the release, Dolphin reiterated its demand that the board not be expanded without a shareholder vote. As promised, Mr. Netter called Mr. Edison, and the two discussed the board's selection of additional directors, the Dolphin nominees, the continued reactive role of the special committee and the prior sale process. Later in the day, Mr. Edison called back Mr. Netter saying that he continued to be interested in interviewing the other two Dolphin nominees and in working out a mutually acceptable arrangement. Mr. Edison suggested that the nominating committee might be prepared to include one of the Dolphin nominees among the board's appointed directors, but that the nominee could not be Mr. Netter. Mr. Edison later called back again and explained that a number of directors were opposed to Mr. Netter because of what he had written in his March 3, 2003 letter to the board and that it had become a "personal" issue
with some of the directors.   Mr. Netter stated that the "facts were the
facts," that what occurred with Landry's was a tremendous breach of trust and that the board should do what is in the best interests of shareholders.

      Also on this date, Mr. Edison sent a letter to Mr. Netter reiterating Mr. Edison's request to interview the Dolphin nominees. Mr. Netter responded by letter of April 15, 2003 that Dolphin was not proposing candidates for cherry picking by the board. Mr. Netter stated that Dolphin did not have confidence that any single candidate selected by the board, regardless of qualification, would be able to achieve the necessary reforms. Rather, Mr. Netter said, Dolphin was hoping to elect a slate of highly qualified directors, with complementary skills, background and expertise, who were committed to Dolphin's platform of business, transactional and governance reforms. In the letter, Dolphin also stated that the election of Dolphin's proposed slate of directors would empower shareholders to effect a change in control of the board in 2004 if necessary, and that if the Company were interested in "pursuing true governance reforms with the participation of our independent director slate, [Dolphin] will be pleased to introduce all of our nominees to you and provide whatever additional demonstration you may reasonably require of their quality and integrity." On April 17, 2003, the Company publicly announced the selection of three additional directors, the retirement of another director, Bruce Hallett, and the expansion of the board to nine directors. Mr. Edison wrote to Mr. Netter on April 18, 2003 expressing regret that his committee had not had the opportunity to interview the Dolphin candidates and informing Mr. Netter of the appointment of the board directors and the expansion of the board announced the previous day.

      On April 23, 2003, Dolphin sent a "stop, look and listen" letter to shareholders, informing them of Dolphin's intention to solicit their proxies for the election of the Dolphin slate and requesting that they not return any proxy card furnished to them by the Company. In the letter, Dolphin noted particularly that, notwithstanding the three recently appointed directors, the incumbent directors constituted a supermajority of the now expanded board of nine, occupying six of the nine positions.

      On May 6, 2003, the Company filed its definitive proxy materials.
These materials included a proposal of Renaissance Capital, Inc., which provided that the shareholders request the Company's board of directors to pursue a sale of the Company, or all or substantially all of its business and assets, with the assistance of a nationally recognized investment banking firm, with a view to consummating such transactions not later than February 28, 2004.

      On May 9, 2003, Mr. Edison called Mr. Netter and proposed that, in exchange for Dolphin withdrawing its proxy contest, the Company would expand its board to ten directors and that Mr. Netter would be appointed to the board. Mr. Netter said the he did not believe that this was acceptable but that he wanted to consult with the other Dolphin nominees. Mr. Netter said he would then get back to Mr. Edison with a response.

      On May 12, 2003, after reaching one of the other nominees over the weekend, Mr. Netter called Mr. Edison in order to reply to Mr. Edison's proposal. Mr. Netter said that it was Dolphin's view that a board of ten would be large and unwieldy and that, in view of the support that it anticipated, Dolphin felt that it should have greater representation on the board. Also, if Dolphin were to reach an understanding with the Company, this would have to include agreement on the size of the board, the board committees and their composition and the identities of the directors who would be up for election in 2004. Mr. Edison inquired whether Dolphin was looking for two directors. Mr. Netter replied that this would be an improvement, but that Dolphin would need to look at the entire package. Mr. Edison stated that he would need to speak to others and would get back to Mr. Netter.

      On May 13, 2003, Mr. Edison called Mr. Netter and Mr. Netter later returned the call. Mr. Edison said that "we just can't get there on two people," although Mr. Netter had not said that two board representatives would be acceptable to Dolphin. Mr. Edison continued that the board could remain at nine directors, including Mr. Netter, and that Mr. Netter could choose the committee on which he wished to serve. Mr. Netter replied that this would probably not work for Dolphin, but that he would get back to Mr. Edison.

      On the evening of May 14, 2003, Mr. Netter called Mr. Edison and they had a discussion similar to the one on the previous day.

      On May 15, 2003, the Company announced that Renaissance Capital was withdrawing its proposal.



                     CERTAIN OTHER INFORMATION REGARDING
                              DOLPHIN'S NOMINEES

      Set forth below are the name, age, business address, present principal occupation, employment history and directorships of each of Dolphin's nominees for at least the past five years. This information has been furnished to Dolphin by the respective Dolphin nominees. Each of Dolphin's nominees has consented to serve as a director of the Company. Each of Dolphin's nominees is at least 18 years of age. None of the entities referenced below is a parent or subsidiary of the Company.

Dolphin Nominee               Age       Business Address
---------------               ---       ----------------

Edward A. Weinstein            67       433 East 56 Street
                                        Apt. 15A
                                        New York, New York  10022

Donald T. Netter               41       c/o Dolphin Holdings Corporation
                                        96 Cummings Point Road
                                        Stamford, Connecticut 06902

Edward E. Hartline             56       c/o Brown McCarroll, L.L.P.
                                        1111 Bagby
                                        47th Floor
                                        Houston, Texas 77030
-------------------------------------------------------------------------------

      Mr. Weinstein is a retired senior partner of Deloitte & Touche LLP where he served, among other things, as head of the New York merger and acquisitions and restructuring unit. Prior to his retirement from Deloitte & Touche in 1998, he served as an audit partner and auditor for 40 years. Mr. Weinstein has extensive experience with publicly traded retail specialty, discount, supermarket and department store chains. His practice also included publicly traded clients in manufacturing, financial services, telecommunications, computer services and real estate. Mr. Weinstein has managed, planned and directed tax, accounting, consulting, actuarial and valuation support for mergers, acquisitions, business divestitures and the offering of public securities. He also has consulted on financial and tax restructurings, provided accounting and financial consulting services in commercial litigation and arbitration and served as an arbitrator in commercial accounting disputes. Since 1998, Mr. Weinstein has been an independent consultant and advisor to industry, not-for-profit organizations and government and an arbitrator to the securities industry. Mr. Weinstein has been an adjunct professor of accounting and auditing at New York University and has lectured on accounting and auditing at the Columbia University Graduate School of Business. He has also written extensively on accounting and auditing and spoken on these matters in the USA, Japan, the United Kingdom, and Israel. Mr. Weinstein is a member of the American Institute of Certified Public Accountants and a former President of the New York State Society of Certified Public Accountants.

      Mr. Netter has been Chairman, Chief Executive Officer, President and Senior Managing Director, for more than five years, of Dolphin Holdings Corporation, a private company engaged in managing partnerships that directly and indirectly invest in publicly traded corporate securities, including both active investments and investment arbitrage. Dolphin Holdings Corporation is the managing member of the general partner of Dolphin. From 1989 through 1993, Mr. Netter was co-general partner of RLR Partners L.P., the general partner of Ballantrae Partners, L.P., a New York based private investment partnership that was engaged in acquiring significant stakes in public companies, merger arbitrage and leveraged acquisitions. Following
Ballantrae's leveraged acquisition of Damon Corporation in 1989 and until its sale in 1993, Mr. Netter was a director and held officerships of Damon, a significant participant in the clinical laboratory testing business. He currently serves as a director of The Aristotle Corporation (NASDAQ: ARTLP), a holding company which, through its subsidiaries, is a leading manufacturer and global distributor of educational, health and agricultural products. From 1993 to 1999, Mr. Netter was a director and officer of Independence Holding Company (NASDAQ: INHO), a holding company engaged through its subsidiaries principally in the life and health insurance business. He also is an officer of Geneve Corporation, a family-held private investment concern, and a member of the Executive Council of The Rockefeller University, New York, New York.

      Mr. Hartline was a founder and since 1991 has been a Managing Partner of Brown McCarroll, L.L.P., a law firm with offices in Houston, Austin, Dallas and Longview, Texas. He specializes in tax, corporate and mergers and acquisitions law. Mr. Hartline is a member of the board of directors of two Texas-based private companies, Cordua Restaurants and 1776, Inc. Cordua operates restaurants serving Latin American and South American fare and offers catering services with a variety of themes and price points. 1776, Inc. operates family eating establishments offering breakfast, lunch and dinner and catering services. Mr. Hartline has served as a board member and as Chairman of the board of the Houston Law Review since 1973 and 2001 respectively. He also serves as a judge for the Police Civil Service Commission of the City of Houston.

      Each of Messrs. Weinstein, Netter and Hartline has entered into a nominee agreement with Dolphin, pursuant to which Dolphin has agreed to indemnify the nominee for certain liabilities, losses, claims, damages and expenses, including reasonable attorneys' fees and expenses, in connection with any action, investigation or other proceeding involving the nominee as a result of his nomination as a director of the Company. Also, in connection with the nomination of Messrs. Weinstein and Hartline, Mr. Netter has agreed to direct up to $10,000 to a qualifying charity designated by each of Mr. Weinstein and Mr. Hartline.

      The number of shares of the Company's common stock beneficially owned and the percentage of beneficial ownership of each of Dolphin's nominees as of the date of this proxy statement are as follows:

                             Number of Shares             Percentage
Dolphin Nominee              Beneficially Owned (1), (2)  Ownership (3)
-------------------------    -------------------------    -------------

Edward A. Weinstein                 1,262,800 (4)             9.5%
                                    =========                 ===


Donald T. Netter                    1,262,800 (5)             9.5%


Edward E. Hartline                  1,262,800 (4)             9.5%
                                    =========                 ===


                               ----------------------------------------
Total                               1,262,800 (6)             9.5%

      --------------------

   (1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to stock options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

   (2) Under the rules of the SEC, Dolphin's nominees may be deemed to be members of a group and, as a result, each Dolphin nominee may be deemed to beneficially own shares of common stock beneficially owned by each of the other Dolphin nominees. Each of Dolphin's nominees disclaims beneficial ownership of the shares of common stock beneficially owned by any of the other Dolphin nominees.

   (3) Calculated based on based upon 13,362,785 shares of common stock that the Company has informed us were issued and outstanding as of April 18, 2003, the record date for the shares entitled to vote at the 2003 annual meeting.

   (4) Messrs. Weinstein and Hartline may be deemed to beneficially own the 1,262,800 shares of common stock beneficially owned by Dolphin Limited Partnership I, L.P. Each of Messrs. Mr. Weinstein and Hartline disclaims beneficial ownership of the shares of common stock beneficially owned by Dolphin Limited Partnership I, L.P.

   (5) Consists of 1,262,800 shares of common stock owned by Dolphin Limited Partnership I, L.P. Mr. Netter is the Chairman, Chief Executive Officer, President and Senior Managing Director of Dolphin Holdings Corporation, the managing member of Dolphin Associates
         LLC. Dolphin Associates LLC is the general partner of Dolphin Limited Partnership I, L.P. Mr. Netter has sole voting and dispositive power with respect to the 1,262,800 shares of common stock owned by Dolphin Limited Partnership I, L.P.

    (6) Consists of 1,262,800 shares of common stock owned by Dolphin Limited Partnership I, L.P.

      All of Dolphin's nominees are citizens of the United States.

      Except as set forth in this proxy statement or in the Annexes hereto, to the best knowledge of Dolphin, none of Dolphin, any of the persons participating in this proxy solicitation on behalf of Dolphin, Dolphin's nominees and, with respect to items (i), (vii) and (viii) of this paragraph, any associate (within the meaning of Rule 14a-1 of the Securities Exchange Act of 1934) of the foregoing persons (i) owns beneficially, directly or indirectly, any securities of the Company, (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company,
(iii) owns any securities of the Company of record but not beneficially, (iv) has purchased or sold any securities of the Company within the past two years, (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company, (vii) since the beginning of the Company's last fiscal year has been indebted to the Company or any of its subsidiaries in excess of $60,000 or (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth in this proxy statement or in the Annexes hereto, to the best knowledge of Dolphin, none of Dolphin, any of the persons participating in this proxy solicitation on behalf of Dolphin, Dolphin's nominees and any associates of the foregoing persons, has had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Company in which the amount involved exceeds $60,000, since the beginning of the Company's last fiscal year.

      Except as set forth in this proxy statement or in the Annexes hereto, to the best knowledge of Dolphin, none of Dolphin's nominees, since the beginning of the Company's last fiscal year, has been affiliated with (i) any entity that made or received, or during the Company's current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of five percent of either the Company's or such entity's consolidated gross revenues for its last full fiscal year, or (ii) any entity to which the Company or its subsidiaries were indebted at the end of the Company's last full fiscal year in an aggregate amount exceeding five percent of the Company's total consolidated assets at the end of such year. None of Dolphin's nominees is, or during the Company's last fiscal year has been, affiliated with any law or investment banking firm that has performed or proposes to perform services for the Company.

      To the best knowledge of Dolphin, none of the corporations or organizations in which the Dolphin's nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and Dolphin's nominees do not hold any employment position or office with the Company or have any family relationship with any executive officer or director of the Company or have been involved in any proceedings, legal or otherwise, of the type required to be disclosed by the rules governing this solicitation.

                                   AUDITORS

      According to information contained in the Company's proxy statement, the Company's board of directors has appointed Ernst & Young LLP as the independent accountants to audit the Company's financial statements for fiscal 2003. Ernst & Young LLP has audited the Company's financial statements since 1995. The Company has stated in its proxy statement that representatives of Ernst & Young LLP are expected to be available at the 2003 annual meeting and will have an opportunity to make a statement if such representatives so desire and are expected to be available to respond to appropriate questions.

      Dolphin recommends that you vote FOR the ratification of the appointment of Ernst & Young LLP as the Company's independent auditors for fiscal 2003. See Proposal No. 2 under "The Proposals."

                           SOLICITATION OF PROXIES

      Dolphin has retained Innisfree to act as an advisor in connection with this proxy solicitation. In connection with its retention by Dolphin, Innisfree has agreed to provide consulting and analytic services and solicitation services with respect to banks, brokers, institutional investors and individual shareholders. Dolphin has agreed to pay Innisfree a fee for its services estimated to be not more than $25,000 and to reimburse Innisfree for its reasonable out-of-pocket expenses. Dolphin also has agreed to indemnify Innisfree against certain liabilities and expenses in connection with this proxy solicitation, including liabilities under the federal securities laws. Approximately 25 employees of Innisfree will engage in the solicitation. Proxies may be solicited by mail, advertisement, telephone, facsimile or in person. Solicitations may be made by persons employed by or affiliated with Dolphin. However, no person will receive additional compensation for such solicitation other than Innisfree.

      Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the proxy materials to the beneficial owners of shares of common stock for which they hold of record and Dolphin will reimburse them for their reasonable out-of-pocket expenses.


      The expenses related directly to this proxy solicitation are expected to aggregate approximately $450,000 and will be borne by Dolphin. These expenses include fees and expenses for attorneys, proxy solicitors, printing, postage, filing expenses and other costs incidental to the solicitation. Of this estimated amount, approximately $300,000 has been spent to date. The actual costs and expenses could be materially different than the estimated amounts and, in particular, could be substantially higher if for any reason litigation is instituted in connection with the matters related to this proxy statement.


      The purpose of the proposals in this proxy statement is to advance the interests of all the Company's shareholders. Therefore, Dolphin believes that its expenses related to this proxy solicitation should be borne by the Company and it intends to seek reimbursement of such expenses from the Company whether or not this proxy solicitation is successful. The question of reimbursement of the expenses of Dolphin by the Company will not be submitted to a shareholder vote.

      If you have any questions about this proxy solicitation or voting your shares or require assistance, please contact:

                          Innisfree M&A Incorporated
                              501 Madison Avenue
                           New York, New York 10022
                          Toll Free: (888) 750-5834
                Banks and Brokers call collect: (212) 750-5833

                                OTHER MATTERS

      This proxy solicitation is being made by Dolphin and not on behalf of the board of directors or management of the Company. Dolphin is not aware of any other matters to be brought before the Company's 2003 annual meeting, except as set forth herein. Should other matters be brought before the 2003 annual meeting, by having signed and returned the enclosed BLUE proxy card, you will have authorized the persons named as proxies in the enclosed BLUE proxy card to vote on all such matters in their discretion.

      The Company's filings with the SEC contains information regarding (1) financial information of the Company; (2) securities ownership of certain beneficial owners and management of the Company; (3) the committees of the board of directors; (4) the meetings of the board of directors and all committees thereof; (5) the business background and employment biographies of the Company's nominees for election to the board of directors; (6) the compensation and remuneration paid and payable to the Company's directors and management; and (7) the Company's stock price performance in relation to an assumed group of "peers" or market-based indices. Shareholders are referred to the Company's filings for this information.

                   SHAREHOLDER PROPOSALS FOR 2004 ANNUAL MEETING

      The Company's proxy statement with respect to the 2003 annual meeting indicates that proposals of the Company's shareholders intended to be presented at the Company's 2004 annual meeting must be received by the Company no later than January 1, 2004 in order for them to be considered for inclusion in the Company's proxy statement. The Company's shareholders are hereby referred to the Company's proxy statement in connection with the 2003 annual meeting for such information.

                      INFORMATION REGARDING THE COMPANY

      The information concerning the Company contained in this proxy statement has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Dolphin has no knowledge that would indicate that statements relating to the Company contained in this proxy statement in reliance upon publicly available information are inaccurate or incomplete. Dolphin, however, has not been given access to the books and records of the Company, was not involved in the preparation of such information and statements, and is not in a position to verify, or make any representation with respect to the accuracy or completeness of, any such information or statements.

                              VOTING PROCEDURES


Who is entitled to vote?

      If the Company's stock records show that you are a shareholder as of the close of business on the record date for the 2003 annual meeting, you are entitled to vote the shares of common stock that you held on such date. Even if you sell your shares after the record date for the 2003 annual meeting, you will retain the right to execute a proxy in connection with the 2003 annual meeting. Each outstanding share of common stock entitles its holder to cast one vote for each matter to be voted upon.

Can I attend the meeting?

      All shareholders of record of the Company's common stock at the close of business on April 18, 2003, the record date for the 2003 annual meeting, or their designated proxies, are authorized to attend the 2003 annual meeting. If your shares are held of record by a bank, broker or other nominee, you will need to obtain a "legal proxy" form from your bank or broker if you wish to vote at the 2003 annual meeting.

What constitutes a quorum? How will abstentions and broker non-votes be counted?

      The holders of a majority of the Company's common stock outstanding and entitled to vote, present in person or represented by proxy, will constitute a quorum at the 2003 annual meeting. Votes cast in person or by proxy at the 2003 annual meeting will be tabulated by the inspector of elections appointed for the 2003 annual meeting to determine whether or not a quorum is present. The inspector of elections will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but abstentions will have the effect of a vote against all matters submitted to a vote of shareholders.


      Shares as to which voting instructions are given as to at least one of the matters to be voted on or which the nominee has the discretion to vote on at least one of the matters presented at the 2003 annual meeting will be deemed to be represented at the meeting and be counted for purposes of determining whether a quorum is present, even if the nominee may not exercise discretionary voting power with respect to other matters and voting instructions have not been received from the beneficial owner (a "broker non-vote"). Shares as to which a proxy is submitted to us without instructions will deemed to be represented at the meeting and be counted for purposes of determining the presence of a quorum, and our representatives will vote your shares in favor of Proposals Nos. 1 and 2. Broker non-votes will not be counted as votes for, nor the withholding of authority for, the election of our three nominees (Proposal No. 1), or the ratification of accountants (Proposal No. 2).


How do I vote?

      Voting by proxy for holders of shares registered in the name of a brokerage firm or bank. If your shares are held by a broker, bank or other nominee (i.e., in "street name"), only your bank or broker can give a proxy with respect to your shares. You should receive a proxy card from your bank or broker which you must return in the envelope provided in order to have your shares voted. If you have not received a proxy card from your bank or broker, you may contact it directly to provide it with instructions on how you wish to vote. If you need assistance in dealing with your bank or broker, please contact Innisfree at (888) 750-5834 or collect at (212) 750-5833.

      Voting by proxy for holders of shares registered directly in the name of the shareholder. If you hold your shares in your own name as a holder of record, you may vote your shares by marking, signing, dating and mailing the BLUE proxy card in the postage-paid envelope that has been provided to you by Dolphin. To vote your shares in accordance with your instructions at the 2003 annual meeting, we must receive your proxy as soon as possible but, in any event, prior to the 2003 annual meeting.

      Vote in person. If you are a registered shareholder and attend the 2003 annual meeting, you may vote in person by completing a ballot provided for this purpose at the meeting. You may also deliver your completed BLUE proxy card at the meeting to a representative of Dolphin. "Street name" shareholders who wish to vote at the 2003 annual meeting will need to obtain a "legal proxy" form from the broker, bank or other nominee that holds their shares of record and must bring that document to the meeting in order to vote in person at the 2003 annual meeting. If you need assistance, please contact Innisfree at (888) 750-5834 or collect at (212) 750-5833.

What should I do if I receive a proxy card which is not BLUE?

      If you submit a proxy to us by signing and returning the enclosed BLUE proxy card, do NOT sign or return the proxy card or follow any voting instructions provided by the Company's board of directors unless you intend to change your vote, because only your latest-dated proxy will be counted.

Can I revoke my proxy instructions?

      You may revoke your proxy at any time before it has been exercised by:

          o submitting a written revocation with the Corporate Secretary of the Company or Innisfree;

          o submitting a duly executed proxy bearing a later date with the Corporate Secretary of the Company or Innisfree; or

          o appearing in person and voting by ballot at the 2003 annual meeting as described above under "How do I vote? -- Vote in Person."

      Any shareholder of record as of the record date of the 2003 annual meeting attending the 2003 annual meeting may vote in person whether or not a proxy has been previously given, but the presence (without further action) of a shareholder at the 2003 annual meeting will NOT constitute revocation of a previously given proxy.

      If you choose to revoke a proxy by giving written notice or a later-dated proxy to the Corporate Secretary of the Company, we would appreciate if you would assist us in representing the interests of shareholders on an informed basis by sending us a copy of your revocation or proxy or by calling Innisfree, at (888) 750-5834 or collect at
(212) 750-5833. Remember, your latest-dated proxy is the only one that counts.

Will other matters be voted on at the annual meeting?

      We are not now aware of any matters to be presented at the 2003 annual meeting other than the election of directors, the ratification of the appointment of the Company's independent auditors and the shareholder proposal regarding the sale of the Company. If any other matters not described in the proxy statement are properly presented at the 2003 annual meeting, including matters incidental to the conduct of the 2003 annual meeting, proxies will be voted in accordance with the best judgment of the proxy holders.

If I plan to attend the annual meeting, should I still submit a proxy?

      Whether you plan to attend the 2003 annual meeting or not, we urge you to submit a proxy. Returning the enclosed BLUE proxy card will not affect your right to attend the 2003 annual meeting.

How will my shares be voted?


      If you give a proxy on the accompanying BLUE proxy card, your shares will be voted as you direct. If you submit a proxy to us without instructions, our representatives will vote your shares in favor of Proposal Nos. 1 and 2. Submitting a BLUE proxy card will entitle our representatives to vote your shares in accordance with their discretion on matters not described in this proxy statement that may arise at the 2003 annual meeting, including matters incident to the conduct of the 2003 annual meeting. Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the record date for the 2003 annual meeting by the person who submitted it.


How can I receive more information?

      If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please call Innisfree at (888) 750-5834 or collect at (212) 750-5833.

                    --------------------------------------

Your vote is important. No matter how many or how few shares you own, please vote to elect Dolphin's nominees by marking, signing, dating and mailing the enclosed BLUE proxy card promptly.





                                           DOLPHIN LIMITED PARTNERSHIP I, L.P.

                                                                  May 15, 2003

                                                                    SCHEDULE I

            Directors and Officers of Dolphin Holding Corporation

Name and Position         Principal Occupation    Principal Business Address
-----------------         --------------------    --------------------------

Donald T. Netter          Chairman, Chief         96 Cummings Point Road
Chairman,  Chief          Executive Officer,      Stamford, Connecticut  06902
Executive Officer,        President and Senior
President and Senior      Managing Director,
Managing Director         Dolphin Holdings
                          Corporation

Theodore A. De Blanco     Managing Director and   96 Cummings Point Road
Managing Director and     Senior Vice President,  Stamford, Connecticut  06902
Senior Vice President     Dolphin Holdings
                          Corporation

Brett J. Buckley          Vice President,         96 Cummings Point Road
Vice President            Dolphin Holdings        Stamford, Connecticut  06902
                          Corporation

                                                                       ANNEX A

                         TRANSACTIONS IN COMMON STOCK

      The following table sets forth information with respect to all purchases and sales of common stock of the Company by Dolphin during the past two years. Except as set forth below, to the knowledge of Dolphin, no participant in this solicitation or Dolphin has purchased or sold securities of the Company within the past two years.

                         Transaction        Number           Price Per
        Date                Type          of Shares           Share*
        ----                ----          ---------           ------

       6/14/02            Purchase          5,100             $12.01
       6/17/02            Purchase          6,900             $12.01
       6/18/02            Purchase         56,700             $12.01
       6/19/02            Purchase         31,300             $12.01
       6/20/02            Purchase          4,000             $12.00
       6/21/02            Purchase         73,000             $12.014
       6/24/02            Purchase         23,000             $12.047
       7/10/02            Purchase         70,000             $11.008
       7/11/02            Purchase         20,000             $11.103
       7/12/02            Purchase         31,900             $11.444
       7/15/02              Sale           65,000             $13.316
       7/19/02            Purchase         62,000             $12.817
       7/24/02            Purchase            600             $12.66
       7/29/02            Purchase         10,000             $13.01
       9/11/02            Purchase         20,500             $13.02
       9/26/02            Purchase         50,000             $10.212
      10/25/02            Purchase         70,000              $8.123
      10/28/02            Purchase         20,000              $8.118
      10/29/02            Purchase         10,000              $8.142
      10/30/02            Purchase          5,000              $7.86
      11/19/02            Purchase          2,500              $7.66
      11/20/02            Purchase          2,500              $7.76
      11/21/02            Purchase          2,500              $7.756

                         Transaction        Number           Price Per
        Date                Type          of Shares           Share*
        ----                ----          ---------           ------

      11/25/02            Purchase          1,000              $7.62
      11/27/02            Purchase          5,000              $7.951
      11/29/02            Purchase          5,000              $8.023
       12/2/02            Purchase          3,300              $7.837
       12/3/02            Purchase          5,000              $7.871
       12/4/02            Purchase          2,500              $8.008
       12/5/02            Purchase         15,800              $8.14
       12/6/02            Purchase         20,000              $8.297
       12/9/02            Purchase          2,900              $8.449
      12/10/02            Purchase            300              $8.66
      12/11/02            Purchase         10,300              $8.747
      12/12/02            Purchase         10,100              $8.821
      12/13/02            Purchase          8,500              $8.656
      12/16/02            Purchase          5,000              $8.66
      12/17/02            Purchase          4,500              $8.77
      12/18/02            Purchase          5,000              $8.71
      12/19/02            Purchase          5,000              $8.61
      12/20/02            Purchase          5,000              $8.559
       1/2/03             Purchase            800              $8.593
       1/3/03             Purchase          2,500              $8.613
       1/6/03             Purchase          5,000              $8.81
       1/7/03             Purchase          2,500              $8.81
       1/8/03             Purchase          2,500              $8.71
       1/9/03             Purchase          1,000              $8.72
       1/10/03            Purchase          1,000              $8.72
       1/13/03            Purchase          1,000              $8.72
       1/13/03            Purchase          1,000              $8.66
       1/14/03            Purchase          2,000              $8.71
       1/15/03            Purchase          2,000              $8.69

                         Transaction        Number           Price Per
        Date                Type          of Shares           Share*
        ----                ----          ---------           ------

       1/15/03            Purchase          2,000              $8.423
       1/16/03            Purchase          2,000              $8.463
       1/17/03            Purchase          2,000              $8.55
       1/21/03            Purchase          1,000              $8.50
       1/22/03            Purchase          1,000              $8.40
       1/23/03            Purchase          1,000              $8.36
       1/23/03            Purchase          1,000              $8.23
       1/24/03            Purchase          1,000              $8.17
       1/24/03            Purchase            500              $8.01
       1/27/03            Purchase            500              $8.083
       2/10/03            Purchase            200              $7.613
       2/11/03            Purchase            800              $7.713
       2/14/03            Purchase          1,000              $7.683
       2/20/03            Purchase         20,000              $7.76
       2/20/03            Purchase          6,000              $7.733
       2/20/03            Purchase          1,500              $7.723
       2/20/03            Purchase          2,400              $7.713
       2/20/03            Purchase          3,000              $7.71
       2/20/03            Purchase         12,100              $7.668
       2/20/03            Purchase          2,900              $7.658
       2/20/03            Purchase          4,300              $7.638
       2/20/03            Purchase         11,000              $7.618
       2/20/03            Purchase          1,000              $7.598
       2/20/03            Purchase          1,200              $7.588
       2/20/03            Purchase          1,800              $7.578
       2/20/03            Purchase            500              $7.568
       2/20/03            Purchase            200              $7.558
       2/21/03            Purchase            400              $8.223
       2/21/03            Purchase          1,300              $8.213

                         Transaction        Number           Price Per
        Date                Type          of Shares           Share*
        ----                ----          ---------           ------

       2/21/03            Purchase          1,300              $8.203
       2/21/03            Purchase          4,500              $8.193
       2/21/03            Purchase            500              $8.183
       2/21/03            Purchase          1,600              $8.173
       2/21/03            Purchase          1,300              $8.171
       2/21/03            Purchase          1,600              $8.163
       2/21/03            Purchase          2,000              $8.153
       2/21/03            Purchase          9,100              $8.143
       2/21/03            Purchase            800              $8.133
       2/21/03            Purchase            300              $8.06
       2/21/03            Purchase          6,800              $8.04
       2/21/03            Purchase            200              $7.94
       2/21/03            Purchase          5,500              $7.883
       2/21/03            Purchase          7,000              $7.83
       2/24/03            Purchase          2,700              $8.263
       2/24/03            Purchase          2,000              $8.26
       2/24/03            Purchase          2,900              $8.256
       2/24/03            Purchase          4,200              $8.253
       2/24/03            Purchase          2,800              $8.25
       2/24/03            Purchase         13,900              $8.243
       2/24/03            Purchase          5,200              $8.24
       2/24/03            Purchase          4,900              $8.233
       2/24/03            Purchase            300              $8.23
       2/24/03            Purchase          3,700              $8.213
       2/24/03            Purchase          2,000              $8.211
       2/24/03            Purchase            400              $8.183
       2/24/03            Purchase          1,900              $8.17
       2/24/03            Purchase          2,200              $8.163
       2/24/03            Purchase          2,900              $8.153

                         Transaction        Number           Price Per
        Date                Type          of Shares           Share*
        ----                ----          ---------           ------

       2/24/03            Purchase          7,700              $8.32
       2/25/03            Purchase          2,300              $8.31
       2/25/03            Purchase          2,200              $8.293
       2/25/03            Purchase         10,000              $8.29
       2/25/03            Purchase          7,000              $8.283
       2/25/03            Purchase          5,000              $8.273
       2/25/03            Purchase          3,400              $8.27
       2/25/03            Purchase         11,000              $8.263
       2/25/83            Purchase          3,800              $8.26
       2/25/03            Purchase            600              $8.259
       2/25/03            Purchase          9,000              $8.253
       2/25/03            Purchase          4,200              $8.25
       2/25/03            Purchase          7,600              $8.243
       2/25/03            Purchase          1,400              $8.24
       2/25/03            Purchase          2,000              $8.223
       2/26/03            Purchase         11,900              $8.31
       2/26/03            Purchase          6,600              $8.30
       2/26/03            Purchase          5,800              $8.29
       2/26/03            Purchase          4,200              $8.28
       2/26/03            Purchase          2,000              $8.273
       2/26/03            Purchase          2,500              $8.27
       2/26/03            Purchase          2,900              $8.263
       2/26/03            Purchase          7,800              $8.26
       2/26/03            Purchase            500              $8.253
       2/26/03            Purchase          6,400              $8.243
       2/26/03            Purchase          1,000              $8.242
       2/26/03            Purchase          4,400              $8.24
       2/26/03            Purchase            500              $8.23
       2/26/03            Purchase          2,200              $8.223

                         Transaction        Number           Price Per
        Date                Type          of Shares           Share*
        ----                ----          ---------           ------

       2/26/03            Purchase          1,100              $8.22
       2/26/03            Purchase          1,000              $8.213
       2/27/03            Purchase          1,200              $8.313
       2/27/03            Purchase         32,100              $8.27
       2/27/03            Purchase         37,600              $8.263
       2/27/03            Purchase            100              $8.26
       2/27/03            Purchase            500              $8.253
       2/27/03            Purchase          1,400              $8.25
       2/27/03            Purchase            200              $8.24
       2/27/03            Purchase          1,000              $8.233
       2/27/03            Purchase          1,000              $8.223
       2/27/03            Purchase          4,200              $8.22
       2/27/03            Purchase          3,000              $8.213
       2/28/03            Purchase         20,000              $8.31
       2/28/03            Purchase          5,900              $8.293
       2/28/03            Purchase          7,000              $8.292
       2/28/03            Purchase          5,000              $8.29
       2/28/03            Purchase          7,000              $8.283
       2/28/03            Purchase         20,000              $8.27
       2/28/03            Purchase          8,900              $8.263
       2/28/03            Purchase          3,700              $8.26
       2/28/03            Purchase          1,000              $8.253
       2/28/03            Purchase          2,000              $8.243
       3/3/03             Purchase         14,900              $8.36
       3/3/03             Purchase          1,000              $8.33
       3/3/03             Purchase         10,400              $8.32
       3/3/03             Purchase          4,500              $8.313
       3/3/03             Purchase          1,600              $8.31
       3/3/03             Purchase            400              $8.303

                         Transaction        Number           Price Per
        Date                Type          of Shares           Share*
        ----                ----          ---------           ------

       3/3/03             Purchase          2,100              $8.293
       3/3/03             Purchase            200              $8.29
       3/3/03             Purchase            500              $8.28
       3/3/03             Purchase          7,900              $8.27
       3/3/03             Purchase          4,500              $8.253
       3/11/03            Purchase         35,000              $8.15
       3/17/03            Purchase         26,000              $8.773
       3/20/03            Purchase         15,900              $8.935
       3/21/03            Purchase          5,400              $9.02
       3/25/03            Purchase          1,500              $8.986
       3/26/03            Purchase          4,100              $8.99

* Includes commissions and execution related costs.

                                                                       ANNEX B

                             OWNERSHIP OF COMMON STOCK

      Each share of common stock is entitled to one vote on each of the proposals and the common stock is the only class of securities of the Company entitled to vote on the proposals. The Company has informed us that there were 13,362,785 shares of common stock that were issued and outstanding as of April 18, 2003, the record date for the shares entitled to vote at the 2003 annual meeting.

      The following table sets forth the share ownership of all persons who, to the knowledge of Dolphin, beneficially own more than 5% of the outstanding shares of common stock as of the date of this proxy statement. The information with respect to each shareholder, other than Dolphin and except as otherwise indicated, is derived from the definitive proxy materials filed by the Company with the SEC with respect to the 2003 annual meeting.

                                      Number of Shares             Percentage
Shareholder                           Beneficially Owned (1)       Ownership
---------------------------------     ---------------------       -------------

Dolphin Limited Partnership I, L.P.       1,262,800                    9.5%

Barclays Global Investors, NA (2)         1,088,497                    8.1%

Dimensional Fund Advisors, Inc. (3)         735,780                    5.5%

David O. Corriveau (4)                      799,384                    5.8%

James W. Corley (5)                         814,385                    5.9%

----------------------

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to stock options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding the options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage ownership of any other person. Subject to community property laws where applicable, to the knowledge of Dolphin, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2) Based upon a Schedule 13G filed with the SEC on February 12, 2003. The address of Barclays Global Investors, NA is 45 Fremont Street, San Francisco, California 94105.

(3) Based upon a Schedule 13F filed with the SEC for the quarter ending March 31, 2003. The address of Dimensional Fund Advisors is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(4) Includes 326,667 shares subject to options exercisable within 60 days and 60,000 shares of restricted stock for which Mr. Corriveau has sole voting power only. Mr. Corriveau shares voting and dispositive power with respect to 74,545 shares owned of record by a family limited partnership. Mr. Corriveau disclaims beneficial ownership with respect to such shares. Substantially, all of the shares owned directly by Mr. Corriveau have been pledged as collateral to secure various personal bank loans and margin trading in personal brokerage accounts.

 (5) Includes 326,667 shares subject to options exercisable within 60 days and 60,000 shares of restricted stock for which Mr. Corley has sole voting power only. Mr. Corley shares voting and dispositive power with respect to 99,559 shares owned of record by a family limited partnership. Mr. Corley disclaims beneficial ownership with respect to such shares.

                        FORM OF PROXY SOLICITED ON BEHALF OF
                        DOLPHIN LIMITED PARTNERSHIP I, L.P.


      The undersigned shareholder of Dave & Buster's, Inc., a Missouri corporation (the "Company"), on April 18, 2003 (the "record date"), hereby appoints Donald T. Netter or Brett Buckley or either of them, each with full power of substitution, to act as proxies for the undersigned, and to vote all shares of common stock, par value $.01 per share, of the Company, which the undersigned would be entitled to vote if personally present at the 2003 Annual Meeting of Shareholders of the Company to be held on June 10, 2003, and at any and all postponements and adjournments thereof as indicated on this proxy.


      IF YOU SIGN, DATE AND RETURN THIS CARD WITHOUT INDICATING YOUR VOTE ON ONE OR MORE OF THE FOLLOWING PROPOSALS, YOU WILL BE DEEMED TO HAVE VOTED IN FAVOR OF PROPOSAL NOS. 1 AND 2. IF YOU VOTE OR ABSTAIN WITH RESPECT TO
ONE OR MORE OF THE FOLLOWING PROPOSALS, THIS PROXY CARD WILL REVOKE ANY PREVIOUSLY EXECUTED REVOCATION OF PROXY WITH RESPECT TO SUCH PROPOSALS.


      [X] PLEASE MARK VOTES AS IN THIS EXAMPLE.


      DOLPHIN STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF PROPOSAL NOS. 1 AND 2.


      Proposal No. 1 -- Election of Edward A. Weinstein, Donald T. Netter and Edward E. Hartline as Directors with Terms Expiring in 2006

      FOR [  ]    AGAINST [  ]

      (Instruction: If you wish to vote for the election of certain of the nominees, but not all of them, check the "FOR" box above and write the name of the person(s) you do not wish elected in the following space:
________________________________________.  If no box is marked above with respect to this Proposal, the undersigned will be deemed to vote for such Proposal, except that the undersigned will not be deemed to vote for the election of any candidate whose name is written in the space provided above.)

      Proposal No. 2 -- Ratification of Appointment of Ernst & Young LLP as Independent Accountants





      FOR [  ]    AGAINST [  ]         ABSTAINS [  ]

      And in the discretion of the proxies appointed hereunder, on such other business as may properly come before the meeting.

      IMPORTANT: THIS PROXY MUST BE SIGNED AND DATED TO BE VALID.

                                                Dated:

                                                ---------------------------


                                                ---------------------------
                                                Signature:


                                                ---------------------------
                                                Signature (if held jointly):


                                                ---------------------------
                                                Title or Authority

Please sign exactly as name appears hereon. If shares are registered in more than one name, the signature of all such persons should be provided. A corporation should sign in its full corporate name by a duly authorized officer, stating his or her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such. If a partnership, please sign in the partnership name by an authorized person. The proxy card votes all shares in all capacities.

PLEASE MARK, SIGN AND DATE THIS PROXY BEFORE MAILING THE PROXY IN THE ENCLOSED ENVELOPE.

      If you have any questions or need assistance in voting your shares, please contact Innisfree M&A Incorporated toll-free at 1-888-750-5834 or if you are a bank or broker please call collect at 1-212-750-5833.